

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 30, 2007

By Facsimile and U.S. Mail

Alejandro Droste
Chief Financial Officer
Distribución y Servicio D&S S.A.
Avenida Presidente Eduardo Frei
    Montalva 8301
Quilicura
Santiago, Chile (56-2) 200-5000

> **Re: Distribución y Servicio D&S S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 13, 2007**
> **File No. 333-7616**

Dear Mr. Droste:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issue we have addressed in the comments below. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15.T Disclosure Controls and Procedures, page 101

Disclosure Controls and Procedures, page 101

1.   In future filings you must clearly state disclosure controls and procedures are either effective or ineffective as of the date of managements' evaluation. In your response please tell us what you mean when you state disclosure controls and procedures are "not entirely adequate and effective" and tell us whether management concluded such controls were effective or ineffective as of the date of their evaluation.

2.   If your response states the certifying officers conclude that disclosure controls and procedures were effective, please explain to us how they were able to reach this conclusion in light of the material weaknesses you identified in your internal controls over financial reporting.

3.   In addition to identifying material weaknesses you should also address when these discoveries occurred, the reasons for the discoveries and provide a more robust description of the material weaknesses within inventory distribution and U.S. GAAP reconciliation process and the potential impact to your financial statements. Please provide us with an example of your revised disclosure.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comments.

Sincerely,

Michael Moran
Accounting Branch Chief